Exhibit 99.1

Comisión Nacional Bancaria y de Valores

Insurgentes Sur No. 1971

Col. Guadalupe Inn

01020 Ciudad de México

Bolsa Mexicana de Valores, S.A.B. de C.V.

Reforma No. 255, Mezzanine

Colonia Cuauhtémoc

06500, Ciudad de México

Alejandro Pucheu Romero, in my capacity as secretary of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V. ("Vesta"), in accordance with Article 17 of the "GENERAL PROVISIONS APPLICABLE TO ENTITIES AND ISSUERS SUPERVISED BY THE NATIONAL BANKING AND SECURITIES COMMISSION THAT HIRE EXTERNAL AUDIT SERVICES OF BASIC FINANCIAL STATEMENTS", For all purposes that may be applicable, we hereby inform you that at the meeting of the Board of Directors held on July 24th of this year, in accordance with subsection f) of the fifth item of the Agenda, the resolutions were obtained which, in terms of the same, are as follows:

“First.	Following the recommendation of the audit committee, it is hereby resolved to approve the engagement of Galaz, Yamazaki, Ruiz Urquiza, S.C. (a member of Deloitte Touche Tohmatsu Limited) to perform (1) the limited review to the consolidated financial statements of the Company and its subsidiaries to be prepared for the third and fourth quarters of 2025, (2) the annual audit to the consolidated financial statements of the Company and its subsidiaries to be prepared for the fiscal year of 2025, (3) the limited review to the consolidated financial statements of the Company and its subsidiaries to be prepared for the first and second quarters of 2026; (4) the review of the 2025 financial statements according to the rules of the Public Accountant Oversight Board, and (5) the rendering of the additional services as may be required by the Company acting through the audit committee.

Second.	It is hereby resolved that the fees to be paid for the external auditing services referred to in the resolution first above, shall not exceed the total amount of $12,077,772.00 (twelve million seventy-seven thousand seven hundred and seventy-two Pesos 00/100 national currency), plus customary out of pocket expenses and the corresponding value added tax.

Third.	It is hereby resolved to delegate in the audit committee of the Company, the authority to determine and hire from Galaz, Yamazaki, Ruiz Urquiza, S.C. (miembro de Deloitte Touche Tohmatsu Limited) the additional services tha the Company may require; provided that, (i) the hiring and rendering of said additional services be made in compliance with the applicable legal provisions, (ii) does not affect the independecy of the external auditor pursuant to the applicable legal provisions and (iii) the amount of fees payable to the external auditor for all of the additional services hired during the corresponding auditing cycle does not exceed the equivalent to 10% (ten percent) of the fees payable to the external auditor for the auditing services, as set forth in resolution second above.

Fourth.	It is hereby resolved that the audit committee should inform this board on any deviation from the authorization set forth in resolution third above.

Fifth.	The audit committee is hereby instructed to adopt all resolutions as may be convenient or appropriate to formalize the engagement of the services approved herein, and to instruct the legal representatives of the Company to execute the agreements and documents necessary to formalize said engagements.

Sixth.	The secretary of the board is hereby authorized to issue any certifications needed in connection with the foregoing resolutions, as well as to submit the relevant service agreements to the corresponding securities authorities and to make any notices and filings necessary to comply with the terms of the applicable regulations.”

Mexico city, August 19th, 2025

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

/s/

___________________________________

Alejandro Pucheu Romero

Secretary of the Board of Directors

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